EXHIBIT 21
LIST OF SUBSIDIARIES

Name	State of Incorporation
Vodavi Communications Systems, Inc.	Arizona
Vodavi Direct, Inc.(1)	Arizona

(1)	Vodavi Direct, Inc. is a wholly owned subsidiary of Vodavi Communications Systems, Inc.